Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports third quarter results

Saskatoon, Saskatchewan, Canada, November 2, 2018 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2018 in accordance with International Financial Reporting Standards (IFRS).

“Our results and the updates to our outlook reflect the impact of our decision to extend the shutdown at McArthur River/Key Lake, and the tax case ruling that was unequivocally in our favour,” said Tim Gitzel, Cameco’s president and CEO. “As a result of the updates to our outlook, we expect a strong finish in the fourth quarter.

“The uranium market is showing a marked improvement compared to a year ago, in fact relative to the first half of the year, but there is still a long way to go. There are a lot of moving parts in the market right now, largely driven by market access and trade policy issues, and there continues to be a lack of acceptable long-term contracting opportunities.

“We are effectively navigating the current market developments, and are making the decisions necessary to keep the company strong and viable for the long-term.”

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Net earnings of $28 million; adjusted net earnings of $15 million: Results were impacted by care and maintenance costs of $65 million, which includes severance costs of $27 million related to the permanent layoffs at McArthur River/Key Lake, severance costs of $13 million related to the workforce reductions at corporate office, and the reversal of the $61 million provision on our balance sheet related to our dispute with Canada Revenue Agency (CRA). Adjusted net earnings are a non-IFRS measure, see page 3.

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CRA tax dispute: On September 26, 2018, the Tax Court of Canada ruled unequivocally in our favour in our case for the 2003, 2005 and 2006 tax years. On October 26, 2018, CRA filed an appeal with the Federal Court of Appeal seeking to overturn the decision. We believe there is nothing in the decision that would warrant a materially different outcome on appeal, or for subsequent tax years. For more information, see Transfer Pricing Dispute in our third quarter MD&A.

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Updated outlook for 2018 and 2019: We have updated the outlook provided for 2018 and 2019 to reflect changes in the exchange rates, the decision in our tax case with CRA, and the additional purchase and sales activities undertaken to date. For more information on the changes, see Outlook for 2018 in our third quarter MD&A.

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Annual dividend declared: For 2018, an annual dividend of $0.08 per common share has been declared, payable on December 14, 2018, to shareholders of record on November 30, 2018. In 2017, our board of directors reduced the planned dividend to $0.08 per common share to be paid annually. The decision to declare a dividend by our board is based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

Consolidated financial results

CONSOLIDATED HIGHLIGHTS	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2018	2017	CHANGE	2018	2017	CHANGE
Revenue	488	486	—	1,260	1,348	(7)%
Gross profit (loss)	(6)	51	>(100%)	89	199	(55)%
Net earnings (losses) attributable to equity holders	28	(124)	>100%	6	(143)	>100%
$ per common share (basic)	0.07	(0.31)	>100%	0.02	(0.36)	>100%
$ per common share (diluted)	0.07	(0.31)	>100%	0.02	(0.36)	>100%
Adjusted net earnings (non-IFRS, see page 3)	15	(50)	>100%	9	(122)	>100%
$ per common share (adjusted and diluted)	0.04	(0.13)	>100%	0.02	(0.31)	>100%
Cash provided by operations (after working capital changes)	278	154	81%	610	276	>100%

The financial information presented for the three months and nine months ended September 30, 2017 and September 30, 2018 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the third quarter and first nine months of 2018, compared to the same period in 2017.

	CHANGES IN EARNINGS ($ MILLIONS)	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
		IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2017	(124)	(50)	(143)	(122)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher sales volume	8	8	13	13
	Higher (lower) realized prices ($US)	(30)	(30)	27	27
	Foreign exchange impact on realized prices	7	7	(22)	(22)
	Higher costs	(45)	(45)	(109)	(109)

	Change – uranium	(60)	(60)	(91)	(91)

Fuel services	Lower sales volume	—	—	(2)	(2)
	Higher (lower) realized prices ($Cdn)	4	4	(3)	(3)
	Higher costs	(3)	(3)	(3)	(3)

	Change – fuel services	1	1	(8)	(8)

	Lower administration expenditures	1	1	19	19
	Lower impairment charges	111	—	111	—
	Lower exploration expenditures	3	3	7	7
	Change in reclamation provisions	(14)	—	(65)	—
	Higher earnings from equity-accounted investee	2	2	6	6
	Change in gains or losses on derivatives	—	16	(86)	38
	Change in foreign exchange gains or losses	15	15	46	46
	Gain on restructuring of JV Inkai in 2018	—	—	49	—
	Gain on customer contract restructuring in 2018	—	—	6	6
	Reversal of tax provision related to CRA dispute	61	61	61	61
	Change in income tax recovery or expense	23	17	76	29
	Other	9	9	18	18

	Net earnings – 2018	28	15	6	9

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings are a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings are our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for impairment charges, reclamation provisions for our Rabbit Lake and US operations, which had been impaired, the gain on restructuring of JV Inkai, and income taxes on adjustments.

Adjusted net earnings are non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the third quarter and first nine months of 2018 and compares it to the same periods in 2017.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2018	2017	2018	2017
Net earnings (losses) attributable to equity holders	28	(124)	6	(143)

Adjustments
Adjustments on derivatives	(24)	(40)	18	(106)
Impairment charges	—	111	—	111
Reclamation provision adjustments	5	(9)	50	(15)
Gain on restructuring of JV Inkai	—	—	(49)	—
Income taxes on adjustments	6	12	(16)	31

Adjusted net earnings (losses)	15	(50)	9	(122)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 10 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

				THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS				2018	2017	CHANGE	2018	2017	CHANGE
Uranium	Production volume (million lbs)			1.5	3.1	(52)%	6.8	16.9	(60)%
	Sales volume (million lbs)			10.6	9.2	15%	22.5	21.0	7%
	Average realized price	($US/lb	)	30.18	32.42	(7)%	35.05	34.15	3%
		($Cdn/lb	)	39.49	41.66	(5)%	45.08	44.86	—
	Revenue ($ millions)			418	385	9%	1,014	943	8%
	Gross profit (loss) ($ millions)			(9)	51	(118)%	89	179	(50)%
Fuel services	Production volume (million kgU)			0.8	0.6	33%	7.0	5.4	30%
	Sales volume (million kgU)			2.1	2.5	(16)%	6.6	6.9	(4)%
	Average realized price	($Cdn/kgU	)	29.20	27.27	7%	29.25	29.94	(2)%
	Revenue ($ millions)			61	69	(12)%	194	206	(6)%
	Gross profit ($ millions)			4	4	—	34	42	(19)%

Management’s discussion and analysis and financial statements

The third quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and nine months ended September 30, 2018, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2017, first quarter, second quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our expectations regarding fourth quarter results; the factors affecting the future improvement of the uranium market; that our decisions relating to market developments will keep the company strong and viable for the long term; our belief that there will not be a materially different outcome from the outcome of the Tax Court of Canada’s decision for the 2003, 2005 and 2006 tax years on appeal or for subsequent tax years; the discussion under the heading Updated outlook for 2018 and 2019; the factors to be considered and timing for determination of any future dividends; and the expected date and time for the announcement of our fourth quarter and annual consolidated financial and operating results. Material risks that could lead to different results include: the risk that our fourth quarter results do not meet our expectations; the risk that developments in the uranium market will be affected by different factors; the risk that our decisions relating to market developments will be unsuccessful or have unanticipated consequences; the risk that we are unsuccessful on an appeal of the Tax Court of Canada’s decision for the 2003, 2005 and 2006 tax years, or unsuccessful in the outcome of disputes for other years; the risk that our estimates and forecasts prove to be incorrect, and our actual results differ from our Updated outlook for 2018 and 2019; the risk that other factors may affect the determination of any future dividends; and the risk we may be delayed in announcing our fourth quarter and annual consolidated financial and operating results. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about our ability to achieve expected fourth quarter results; factors affecting the uranium market; the successful outcome of our decisions relating to market developments and their consequences; the basis upon which the appeal of the Tax Court of Canada’s decision for the 2003, 2005 and 2006 tax years, and the outcome of disputes for other years, will be determined; the factors underlying our estimates and forecasts for our Updated outlook for 2018 and 2019; the basis on which future dividends will be determined; and our ability to announce our fourth quarter results when expected. Please also review the discussion in our most recent annual and first, second and third quarter MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our third quarter conference call on Friday, November 2, 2018, at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 800-319-4610 (Canada and US) or 604-638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, December 2, 2018, by calling 800-319-6413 (Canada and US) or 604-638-9010 (Passcode 2589)

Fourth quarter and annual report release date

We plan to announce our fourth quarter and annual consolidated financial and operating results after markets close on February 8, 2019. Announcement dates are subject to change.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

Media inquiries:

Carey Hyndman

306-956-6317